SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/T

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                            (Name of Subject Company)

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                         A Delaware limited partnership

                             at $10,000 Net Per Unit

                                       by

                 EQUITY RESOURCE DOVER FUND LIMITED PARTNERSHIP,
                       a Massachusetts limited partnership

                         Equity Resource Investments LLC
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                         Equity Resource Investments LLC
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

               Transaction Valuation*               Amount of Filing Fee
                     $1,250,000                           $147.12
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 125 Units at a purchase price of $10,000 per Unit in the Partnership.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   Not Applicable   Filing Party: Not Applicable
         Form of Registration No.: Not Applicable   Date Filed:   Not Applicable

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Equity Resource Dover Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively the "Purchaser") to purchase 125 units (the "Units") of limited partnership interests in 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), at $10,000 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 20, 2005 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and
(a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 12.          EXHIBITS

            (a)(1)    Offer to Purchase, dated April 20, 2005
            (a)(2)    Transmittal letter, dated April 20, 2005
            (a)(3)    Agreement of Sale and Assignment
            (a)(4)    Summary Advertisement
            (b)       Not applicable
            (c)       Not applicable
            (d)       Not applicable
            (e)       Not applicable
            (f)       Not applicable
            (g)       Not applicable
            (h)       Not applicable

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 20, 2005              Equity Resource Dover Fund Limited
                                    Partnership, a Massachusetts limited
                                    partnership

                                    By:  /s/  Eggert Dagbjartsson
                                         ---------------------------------------
                                                 Eggert Dagbjartsson
                                                 General Partner


                                    Equity Resource Investments LLC
                                    A Massachusetts limited liability company

                                    By:  /s/  Eggert Dagbjartsson
                                         ---------------------------------------
                                                 Eggert Dagbjartsson
                                                 Managing Director


                                    Eggert Dagbjartsson

                                    By:  /s/  Eggert Dagbjartsson
                                         ---------------------------------------
                                                 Eggert Dagbjartsson

                                  EXHIBIT INDEX

                                                                   Sequential
Exhibit No.                       Description                      Page Number
--------------    -----------------------------------------    -----------------
(a)(1) -          Offer to Purchase, dated April 20, 2005.            4-28

(a)(2) -          Transmittal letter, dated April 20, 2005.            29

(a)(3) -          Agreement of Sale and Assignment                   30-33

(a)(4)            Summary Advertisement                                34

(b) -             Not applicable.

(c) -             Not applicable.

(d) -             Not applicable.

(e) -             Not applicable.

(f) -             Not applicable.

(g)               Not applicable

(h)               Not applicable.